Neovasc Announces New Appointments in Regulatory and Clinical Leadership

Neovasc Team Grows with Addition of Industry Veterans Lisa Becker as VP, Regulatory Affairs,
Global Angina Therapies and Sarah Gallagher as VP of Clinical Affairs

VANCOUVER and MINNEAPOLIS -- via NewMediaWire - Neovasc Inc. ("Neovasc" or the "Company") (Nasdaq, TSX: NVCN) announced today that it has appointed Lisa Becker as Vice President, Regulatory Affairs, Global Angina Therapies and Sarah Gallagher as Vice President, Clinical Affairs.

"Neovasc's Regulatory and Clinical teams will be well strengthened with the additions of Lisa and Sarah, who bring tremendous experience in regulatory and clinical affairs to the overall Neovasc team," said Fred Colen, President and Chief Executive Officer of Neovasc. "We look forward to leveraging their industry expertise as we pursue our own development goals in North America and Europe."

Ms. Becker has more than 20 years of experience in medical device regulatory affairs. Her product and therapy experience has spanned medical devices from cardiac rhythm management, to vascular support, pulmonary artery pressure monitoring, cardiac occluders, heart valves and most recently, structural heart products, previously working at Abbott, St. Jude Medical, Boston Scientific and Guidant. She possesses regulatory experience on a global scale, with responsibility for multiple geographies, including US and EU Class III approvals. Ms. Becker earned a Bachelor of Science in Organizational Behavior with a General Engineering minor from the United States Air Force Academy and a Masters of Science from Chapman University.  She served nearly ten years on active duty as an officer in the US Air Force. A highlight of Ms. Becker's career includes the approval of the world's smallest mechanical heart valve and a duct occluder for premature infants, which was approved in four major geographies within a six-month period.

"I view my regulatory work as a continuation of my service toward improving lives. As a member of the Neovasc team, I will bring my professional passion for driving medical device development through creative and collaborative regulatory approval strategies to the Company's efforts to expand approval and acceptance of the Reducer device," said Ms. Becker.

Ms. Gallagher brings 20 years of medical device clinical research experience to the Neovasc team. Prior to joining Neovasc, she held leadership roles at Medtronic in Interventional Pain, Neuromodulation, and Cardiac Rhythm Management, as well as St. Jude Medical in Structural Heart. During her tenure she held roles with increasing responsibility in clinical research and clinical operations, and she has developed and executed both pre- and post-market clinical trials and supported regulatory approvals globally. Ms. Gallagher holds a Bachelor of Applied Arts in Exercise Science and a Bachelor of Arts in Psychology from the University of Minnesota, and Master of Science in Technology Management from the University of St. Thomas.

"I am excited to be joining the Neovasc Clinical Affairs team at this critical point in the Company's corporate and clinical journey," said Ms. Gallagher. "I am eager to engage in the ongoing and new studies and data supporting the Reducer and Tiara programs, as we seek to bring these important treatment options to more patients."

Neovasc also announces the departure of Vicki Bebeau, former Vice President of Clinical and Regulatory affairs who is assisting with transitioning activities to Sarah and Lisa until August 30, 2021.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact. When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements may involve, but are not limited to, the Company's regulatory and clinical team being strengthened with the additions of Ms. Becker and Ms. Gallagher, leveraging the industry experience of Ms. Becker and Ms. Gallagher to pursue the Company's development goals in North America and Europe, Ms. Becker's plans of bringing collaborative regulatory approval strategies to the Company's efforts to expand approval and acceptance of the Reducer device, Ms. Gallagher's plans to engage in ongoing and new studies and data supporting the Reducer and Tiara programs and seeking to bring these treatment options to more patients and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, market and other conditions as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Information Form and in the Management's Discussion and Analysis for the three months ended March 30, 2021 (copies of which may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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